

AGRI LABORATORIES, LTD.

P.O. BOX 3103, ST. JOSEPH, MO 64503
20927 STATE ROUTE K, ST. JOSEPH, MO 64505

April 30, 2012

BY FACSIMILE TRANSMISSION   703-813-6963
Jay Williamson
Securities and Exchange Commission
Division of Corporation Finance
450 5th St. N.W.
Mail Stop 3561
Washington, D.C. 20549

>   Re: Agri-Laboratories, Ltd.
>   Form 1-A Amended Offering Statement
>   Filed: April 23, 2012
>   File No. 024-12088

Dear Mr. Williamson:

The undersigned hereby requests that the above-referenced Form 1-A Offering Statement filed on April 23, 2012, be accelerated to become qualified on May 1, 2012, or as soon thereafter as possible.

The Company acknowledges, that with respect to this request for accelerated qualification:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

- the company may not assert the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Steve Schram
President/CEO